Exhibit 8.1

List of subsidiaries of Mamma.com Inc.

Mamma.com USA, Inc.
Digital Arrow LLC
High Performance Broadcasting Inc.
Intasys Billing Technologies Limited	(non-active)
Intasys Billing Technologies (Canada) Inc.	(non-active)
Intasys Billing Technologies (Asia Pacific) Pty Ltd.	(non-active)
Intasys Online limited	(non-active)
Intasys Management Systems Inc.	(non-active)
Intasys Management Systems	(non-active)

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